[TYPE] SC13D/A
[DOCUMENT-COUNT] 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act
of 1934

SK Telecom Corp. Ltd.
(Name of Issuer)

Ordinary Shares**
(Title of Class of Securities)

78440P108
(CUSIP Number)

Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)

July 31, 1999
(Date of Event which Required
Filing of this Statement)


If the filing person has
previously filed a statement on
Schedule 13G to report the
acquisition which is the subject
of this Schedule 13D, and is
filing this schedule because of
Rule 13d1(b)(3) or (4), check the
following box [ ].

Check the following box if a fee
is being paid with this statement
[ ].

The information required on the
remainder of this cover page shall
not be deemed to be "filed" for
the purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to
the liabilities of that section of
the Act but shall be subject to
all other provisions of the Act.


Cusip Number: 78440P108
Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box
if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  623,488
Item 8.  -0-
Item 9.  623,488
Item 10. -0-
Item 11. 623,488


Item 13.  7.5%

Item 14.  IA

** The shares and percentages
shown for TMLLC above include
all of the Ordinary shares and shares
underlying ADRs of SK Telecom owned by
funds advised by TMLLC.

The filing of this Schedule 13D is
not, and should not be deemed to be,
an admission that such Schedule 13D
is required to be filed.

Item 4.  Purpose of Transaction.
Item 4 is amended and restated as follows:
Effective July 30, 1999, SK Telecom Board of Directors completed a rights offering of approximately 25% of the Company at a significant market discount. The rights offering was approved by the Board of Directors by a vote of 7 to 4 with all three of SK Telecom's independent directors and the director appointed by the Company's second largest shareholder,
Korea Telecom, voting against the measure.

SK Telecom's outside auditor felt that the action was so contrary to shareholder interests that he has called for a special shareholder meeting for the purpose of removing from the Board of Directors the Chairman of the Board of SK Telecom, as the director most responsible for approval of the rights offering. The Chairman of SK
Telecom is also the Chairman of SK Group.
The Special Shareholders meeting has
been called for August 27. Tiger believes that the rights offering was not in the best interest of shareholders and was designed primarily to benefit SK Group, the chaebol who at the time controlled
25% of SK Telecom's stock.

A prominent Korean shareholders rights
group has also placed on the Agenda for the August 27 meeting the election of a fourth independent director to fill a current Board vacancy. This would bring the number of independent directors to four.

Finally, as part of the agenda for
the special shareholders meeting,
Tiger has proposed that
SK Telecom split its shares 50 to 1 split.

Tiger intends to vote in favor of (i) the Removal of the Chairman of the Board of Directors, (ii) the appointment of an additional independent director at the
Special Shareholder's meeting, and (iii) the stock split. In order to make shareholders aware of the special meeting and the issues involved, Tiger has sent the letter attached as Exhibit B hereto to shareholders of SK Telecom.

Tiger does not intend to seek control over the Company or to participate in the day to day management of the Company. Tiger is a registered investment advisor and in the normal course of its business Tiger does not attempt to control the management of the companies whose stock is held by Tiger advised funds.

Tiger has held discussions from time to time with the Company's management regarding the Company and means of enhancing shareholder value and corporate governance. Tiger anticipates that it will continue to have these discussions with Company's management in the future, including some of the contemplated shareholder proposals.

Any further action which Tiger takes will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, market opportunities, actions of Company management, the financial condition, results of operation and the prospects of the Company and general economic, financial market and industry conditions. Depending upon the foregoing factors, Tiger may also sell all or part of the Shares, or buy additional shares in open market or privately negotiated transactions.

Except as set forth above, Tiger has no
plans or proposals with respect to any
matter set forth in paragraphs (a) through
(j) if Item 4 of Schedule 13D.



Item 5.  Interest in Securities of the Issuer.
Items 5 (a) and (c) are hereby amended as follows: Item 5(a). The following table sets forth information with respect to shares beneficially owned by Tiger as of July 31, 1999 including information with respect to each Fund on behalf of which such shares are held. The percentages set forth below are based on 8,326,575 shares outstanding as of 7/31/99 and include shares issued in the Rights Offering.

               Number of      % of
Name           Shares       share
O/S
TEI Fund       623,488**     7.5%

** The shares and percentages
shown for TMLLC in the above table
include all of the Ordinary shares and
shares underlying ADRs of SK Telecom
owned by TEI Fund plc.

Item 5(c). Exhibit 1 contains information as to all transactions during the past
60 days.

August 5, 1999.

After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer